Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
February 22, 2007

Extendicare REIT Announces 2006 Year-end Results

MARKHAM, ONTARIO - Extendicare Real Estate Investment Trust (“Extendicare REIT” or the “REIT”) (TSX: EXE.UN) today reported earnings from continuing health care operations, prior to one-time restructuring charges and other one-time items, of $57.6 million ($0.83 per diluted unit) in 2006 compared to $73.4 million ($1.04 per diluted share) in 2005. This decline resulted from a number of items, including lower prior period Medicaid settlement adjustments, below inflation Medicaid funding increases, a decline in occupancy in U.S. nursing homes, increased financing costs and the impact of the stronger Canadian dollar. Restructuring charges, net of income taxes, associated with the Reorganization were $100.9 million ($1.46 loss per diluted unit) in 2006. As well, other one-time items negatively affected results, which are outlined under the heading “Years 2006 and 2005” in this release. A loss from continuing operations, after one-time restructuring charges and other one-time items, was realized in 2006 of $42.5 million ($0.63 loss per diluted unit) compared to earnings of $85.4 million ($1.24 per diluted Subordinate Voting Share) in 2005.

Extendicare Inc. successfully completed its reorganization pursuant to a plan of arrangement on November 10, 2006, distributing Assisted Living Concepts, Inc. (ALC) to its shareholders and converting the remaining business into a Canadian real estate investment trust. The conversion has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements reflect the financial position, results of operations and cash flows as if the REIT had always carried on the business formerly carried on by Extendicare Inc. However, the distribution of ALC has been reported as a discontinued operation in the financial results.

“The fourth quarter was one of change for Extendicare as we completed our conversion into a real estate investment trust, began paying monthly distributions to unitholders and saw the retirement of Mel Rhinelander, Extendicare Inc.’s CEO for the past six years,” commented Phil Small, President and CEO of Extendicare REIT. “With the restructuring now behind us, the management team is refocused on running the business as well as assessing a number of acquisition opportunities.”

As previously announced, Extendicare REIT is currently performing due diligence to acquire a U.S. based 30 facility skilled nursing business. The process is ongoing and management expects to provide investors with the complete details in the second quarter.

Extendicare Health Services, Inc. (EHSI) is a wholly owned U.S. subsidiary of the REIT. EHSI’s average daily census (ADC) of Medicare patients on a same-facility basis improved 1.9% to 2,248 in the 2006 fourth quarter from 2,205 in the 2005 fourth quarter, and improved 2.9% from 2,184 in the 2006 third quarter. As a percent of same-facility nursing home census, Medicare ADC improved to 18.0% in the 2006 fourth quarter from 17.4% in the 2005 fourth quarter, and from 17.6% in the 2006 third quarter. During the 2006 fourth quarter, nursing home occupancy on a same-facility basis declined to 90.9% from 92.7% in the 2005 fourth quarter, and from 91.0% in the 2006 third quarter. The decline in occupancy is attributable to EHSI’s focus on the nine new high intensity RUGs categories which paid a higher per patient day rate, but experienced a shorter overall length of stay.

EHSI’s average daily Medicare Part A rate increased 5.5% to US$382.61 in the 2006 fourth quarter from US$362.67 in the 2005 fourth quarter. The percentage of therapy residents served by EHSI increased to 84.0% in 2006 from 78.5% in 2005.

Tax Fairness Plan
The Minister of Finance’s Tax Fairness Plan for Canadians announced in October 2006, includes proposals to tax publicly traded income trusts at corporate rates on certain distributions made by them and to treat such distributions as taxable dividends in the hands of unitholders. On December 21, 2006, the Department of Finance released draft legislation (the “Draft Legislation”) to implement the new measures. Under the Draft Legislation, which has not yet been enacted, the proposed distribution tax will generally apply to listed income trusts for taxation years that end after 2006. However, a transitional rule provides that the new measures will not apply until the 2011 taxation year for trusts whose units or other securities were listed on a stock exchange or other public market prior to November 1, 2006.

Distribution Policy of the REIT
The REIT’s initial annual distribution of $1.11 per unit for 2007 is expected to represent approximately 100% of adjusted funds from operations (AFFO).

The REIT has adopted a policy of making regular monthly cash distributions to unitholders. Distributions may be reduced, increased or suspended entirely depending on the operations of the REIT and the performance of its assets. The actual cash flow available for distribution to holders of Extendicare REIT units and holders of Extendicare Limited Partnership exchangeable Class B limited partnership units (Exchangeable LP Units) is a function of numerous factors including: financial performance, debt covenants and obligations, working capital requirements, maintenance and expansion capital expenditures, and the number of units outstanding.

DRIP
Extendicare REIT has a Distribution Reinvestment Plan (DRIP), which provides Canadian resident unitholders and holders of Exchangeable LP Units with the opportunity to increase their respective investments at a 3% discount to the volume weighted average trading price of the REIT units on the Toronto Stock Exchange (TSX) for the five trading days immediately preceding the distribution payment date. A copy of the DRIP package is available on the REIT’s website at www.extendicare.com in the Investor Information section.

Cash Flow and Capital Resources
Cash provided by operations was $128.8 million during 2006 compared to $136.2 million in 2005, reflecting a decline of $7.4 million due to lower earnings. AFFO for 2006, excluding the earnings of ALC, was $69.1 million ($1.00 per diluted unit), (refer to “Supplemental Information” for a reconciliation of AFFO).

Property and equipment expenditures, excluding acquisitions, were $76.6 million in 2006 compared to $81.2 million in 2005 and included the operations distributed with ALC (refer to “Supplemental Information”). Growth expenditures of the REIT were $28.4 million in 2006 compared to $13.7 million in 2005, and relate to the construction of new beds, building improvements or capital costs aimed at potential earnings growth. The capital costs to sustain and upgrade existing property and equipment assets were $32.2 million in 2006 and $32.6 million in 2005. As a percent of revenue from continuing operations, these facility maintenance costs were approximately 1.8%.

Property and equipment expenditures are anticipated to be approximately $97.0 million in 2007, with $63.0 million directed towards organic growth initiatives and the remaining $34.0 million towards sustaining and upgrading existing property and equipment assets.

Current taxes payable at December 31, 2006, were $95.6 million, with the majority related to the income tax incurred on the distribution of ALC, which is due to be paid in March 2007.

At December 31, 2006, EHSI had US$86.5 million available under its credit facility and cash on hand of US$5.9 million. The Canadian operations had cash and available bank lines totalling $25.7 million.

EHSI is proceeding with a new collateral mortgage backed securities loan of US$90 million, which will be secured by 14 of its skilled nursing homes. The term of the loan is five years at a fixed rate of 6.79%. The mortgages stipulate monthly payments of interest only for the first three years, and thereafter monthly payments of principal and interest based upon a 25-year amortization period. The proceeds of the loan will help to finance the tax cost due in March 2007, associated with the distribution of ALC.

In January 2007, ECI borrowed $26.3 million of CMHC mortgage financing secured by three nursing homes, with fixed rates ranging from 4.59% to 4.68%. The borrowings have a 10-year term, with a 25-year amortization payment schedule.

Extendicare REIT’s financial position continues to be strong, with long-term debt representing 35% of Adjusted Gross Book Value (AGBV) at December 31, 2006. After taking into account the new CMBS and CMHC debt of approximately $131.0 million this percentage increases to approximately 40%. The AGBV at December 31, 2006, was $2.4 billion (refer to non-GAAP measures).

Management anticipates the final closing of the sale of Crown Life will occur by mid-2007. The carrying value of the investment at December 31, 2006 was $79.4 million, and it is anticipated that the carrying value will be realized on closing. The final sale of Crown Life and receipt of funds will enable the REIT to generate a cash flow return on the proceeds received, either through investments or a reduction in debt.

Quarters ended December 31, 2006 and 2005
Earnings from continuing health care operations, prior to one-time restructuring charges and other one-time items, were $16.4 million ($0.24 per diluted unit) in the 2006 fourth quarter compared to $18.5 million ($0.26 per diluted share) in the 2005 fourth quarter. This decline resulted from lower occupancy in U.S. nursing homes, increased financing costs and costs incurred in connection with Section 404 of the Sarbanes-Oxley Act of 2002 (SOX 404). Restructuring charges, net of income taxes, associated with the Reorganization were $65.7 million ($0.95 loss per diluted unit) in the 2006 fourth quarter. As well, other one-time items negatively affected results, which are discussed below. A loss from continuing operations, after one-time restructuring charges and other one-time items, was realized in the 2006 fourth quarter of $50.8 million ($0.74 loss per diluted unit) compared to earnings of $21.3 million ($0.31 per diluted Subordinate Voting Share) in the 2005 fourth quarter.

During the 2006 fourth quarter, the REIT reported a loss from one-time restructuring charges, asset disposals and other items of $77.0 million. As well, the REIT reported a loss on derivative financial instruments of $10.3 million in the 2006 fourth quarter comprised of $5.1 million related to the termination of EHSI’s interest rate swap, cap and lock agreements, and $5.2 million on the valuation of EHSI’s foreign currency forward contract. On an after-tax basis these items represented a loss of $68.7 million ($1.00 loss per diluted unit). The after-tax portion of these items associated with the U.S. operations was a loss of $25.9 million, and a loss of $42.8 million related to the Canadian operations.

In the 2005 fourth quarter, the REIT reported a gain from asset disposals and other items of $2.2 million, and a gain on derivative financial instruments of $0.3 million. On an after-tax basis these items totalled a gain of $2.0 million ($0.03 per diluted share). The after-tax portion of these items associated with the U.S. operations was a gain of $0.5 million, and a gain of $1.5 million related to the Canadian operations.

A loss from continuing U.S. operations of $9.8 million was realized in the 2006 fourth quarter compared to earnings of $12.3 million in the 2005 fourth quarter. Excluding an unfavourable $26.4 million variance of the one-time items discussed above, earnings were $16.1 million in the 2006 fourth quarter compared to $11.8 million in the 2005 fourth quarter, reflecting an improvement of $4.3 million. Nursing home funding increases and an improvement in Medicare census accounted for the majority of the improvement between periods. As well, a $2.0 million tax benefit was recognized in the 2006 fourth quarter as a result of the expiration of certain statutes of limitations for state tax liabilities.

A loss from continuing Canadian operations of $42.5 million was realized in the 2006 fourth quarter compared to earnings of $8.1 million in the 2005 fourth quarter. Excluding an unfavourable $44.3 million variance of the one-time items discussed above, earnings from Canadian operations declined $6.3 million. Financing costs were higher by $5.3 million primarily related to increased borrowings in connection with the Reorganization. As well, the income tax provision was unfavourably impacted by a $2.8 million income tax benefit adjustment recorded in the 2005 fourth quarter.

Years 2006 and 2005
The following table outlines the components of the REIT’s earnings (loss) from continuing operations for the year ended December 31, 2006 and 2005.

	Twelve months ended December 31
Components of Earnings (loss) from Continuing Operations(1)	2006		2005
(thousands of Canadian dollars except per unit/share amounts)	After -tax	Diluted EPS (2)	After -tax	Diluted EPS (2)
Continuing health care operations before undernoted (1)	57,647	$0.83	73,359	$1.04
Loss on derivative financial instruments	(15,770)	(0.23)	(1,366)	(0.02)
Gain (loss) from restructuring charges, asset disposals and other items	(74,053)	(1.08)	9,518	0.14
Taxes associated with reorganization	(15,570)	(0.23)	-	-
	(47,746)	$(0.71)	81,511	$1.16
Share of equity accounted earnings	5,220	0.08	3,928	0.05
Earnings (loss) from continuing operations	(42,526)	$(0.63)	85,439	$1.21
(1) Refer to discussion of non-GAAP measures. (2) Diluted earnings (loss) per unit/share prior to the Subordinate Voting Share preferential dividend.

Diluted Earnings (Loss) per Unit/Share from Continuing Operations (3)	2006	2005
Unit/Subordinate Voting Share	$(0.63)	$1.24
Multiple Voting Share	-	$1.14
(3) After giving effect to the Subordinate Voting Share preferential dividend of $0.10 in 2005.

Earnings from continuing health care operations, prior to one-time restructuring charges and other one-time items, were $57.6 million ($0.83 per diluted unit) in 2006 compared to $73.4 million ($1.04 per diluted share) in 2005. This decline resulted from a number of items, including lower prior period Medicaid settlement adjustments, below inflation Medicaid funding increases, a decline in occupancy in U.S. nursing homes, increased financing costs and the impact of the stronger Canadian dollar. Restructuring charges, net of income taxes, associated with the Reorganization were $100.9 million ($1.46 loss per diluted unit) in 2006. As well, other one-time items negatively affected results, which are discussed below. A loss from continuing operations, after one-time restructuring charges and other one-time items, was realized in 2006 of $42.5 million ($0.63 loss per diluted unit) compared to earnings of $85.4 million ($1.24 per diluted Subordinate Voting Share) in 2005.

During 2006 the REIT reported a loss from one-time restructuring charges, asset disposals and other items of $95.4 million, and a loss on derivative financial instruments of $26.5 million. The loss on derivative financial instruments was comprised of $21.3 million related to EHSI’s interest rate swap, cap and lock agreements that were terminated in connection with the Reorganization, and $5.2 million on the valuation of EHSI’s foreign currency forward contract. In addition, an income tax provision of $15.6 million was realized in 2006 related to withholding taxes on the distribution of earnings of EHSI in connection with the Reorganization. On an after-tax basis these items represented a loss of $105.4 million ($1.53 loss per diluted unit). The after-tax portion of these items associated with the U.S. operations was a loss of $52.7 million in 2006, and a loss of $52.7 million related to the Canadian operations.

In 2005 the REIT reported a gain from asset disposals and other items of $14.6 million, and a loss from derivative financial instruments of $2.2 million. On an after-tax basis these items represented a gain of $8.2 million ($0.12 per diluted share). The after-tax portion of these items associated with the U.S. operations was a gain of $5.8 million, and a gain of $2.4 million related to the Canadian operations.

A loss from continuing U.S. operations of $5.4 million was realized in 2006 compared to earnings of $62.7 million in 2005. Excluding a $58.5 million unfavourable variance from one-time items discussed above, earnings from U.S. operations were $47.3 million in 2006 compared to $56.9 million in 2005, representing a decline of $9.6 million. Prior period settlement adjustments were lower by $7.6 million, with $2.2 million (US$1.9 million) recorded in 2006 compared to $9.8 million (US$8.1 million) in 2005. Improvements from newly acquired facilities, nursing home funding increases and a favourable effective income tax rate, were primarily offset by below inflation rate increases, increased costs of care, and lower overall occupancy between periods. EHSI’s average Medicaid rates on a same-facility basis increased only 3.4% in 2006 compared to 2005 (adjusted for prior period Medicaid settlements and net of the higher provider tax costs), while average nursing home wage rates increased 4.7%. The U.S. operations benefited from a lower effective tax rate during 2006 as a result of an Internal Revenue Service (IRS) audit and the expiration of certain statutes of limitations for tax liabilities.

A loss from continuing Canadian operations of $42.3 million was realized in 2006 compared to earnings of $18.9 million in 2005. Excluding a $55.1 million unfavourable variance from one-time items discussed above, earnings declined $6.1 million in 2006. Financing costs were higher by $4.7 million primarily related to increased borrowings in connection with the Reorganization. As well, Canadian operations incurred higher share-based compensation costs of $1.5 million and $0.6 million of SOX 404 costs, and income taxes were unfavourably impacted by $1.0 million due to lower future income tax benefit adjustments.

Revenue from continuing operations improved by $21.8 million to $1,745.5 million in 2006 compared to $1,723.7 million in 2005. Newly acquired or constructed facilities generated revenue of $58.7 million in 2006 and $7.2 million in 2005, for a net improvement of $51.5 million. However, revenue between periods was negatively impacted by lower prior period settlement adjustments of $31.3 million, with $2.2 million received in 2006 compared to $33.5 million in 2005, and the stronger Canadian dollar on remaining same-facility revenue of $77.7 million. Excluding these items, revenue improved between periods by $79.3 million, or 4.7%.

Operating, administrative and lease costs from continuing operations increased $41.0 million to $1,554.9 million in 2006 from $1,513.9 million in 2005. Newly acquired facilities contributed $42.7 million to the increase. The impact of prior period settlement adjustments for provider taxes of $23.7 million and the stronger Canadian dollar of $68.6 million favourably impacted the comparability of these costs by $92.3 million. Prior to these items, operating, administrative and lease costs increased $90.6 million, which coupled with the $79.3 million improvement in revenue discussed above, resulted in an $11.3 million decline in same-facility EBITDA. Same-facility results for 2006 were unfavourably impacted by: Medicaid rate increases, net of provider taxes, averaging 3.4% compared to a 5.5% increase in U.S. labour costs; increased provision for bad debts, of which $2.1 million related to two managed facilities; higher share-based compensation costs of $2.2 million; $1.1 million of SOX 404 costs; increased costs of resident care, and lower overall occupancy in the U.S. operations between periods.

The tax provision from continuing operations was $8.9 million in 2006 compared to $39.7 million in 2005. The effective tax rate was distorted by the reported loss (gain) from restructuring charges, asset disposals and other items, which included non-deductible items, as well as withholding taxes associated with the Reorganization on transfer of assets from EHSI to its Canadian parent. As well, in June 2006 the Canadian Federal Government enacted a reduction in the general corporate tax rates, resulting in a future income tax recovery of $0.8 million recorded in 2006. In addition, as a result of an Internal Revenue Service audit settlement and the expiration of certain statutes of limitations of tax liabilities, EHSI recognized a recovery of $6.2 million in 2006. Similarly the 2005 income tax provision was favourably impacted by a Canadian tax benefit of $2.8 million. Excluding these items, the effective tax rate for 2006 would have been 39.1% compared to 35.1% in 2005, and was higher than the 2005 adjusted effective tax rate primarily due to a higher proportion of income earned by legal entities subject to higher tax rates in 2006.

About Us
Extendicare Inc., an indirect wholly owned subsidiary of Extendicare REIT, is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare Inc. operates 235 nursing and assisted living facilities in North America, with capacity for almost 27,000 residents. As well, through its operations in the United States, Extendicare Inc. offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. Extendicare Inc. employs approximately 34,000 people in North America.

On February 23, 2007, at 10:00 a.m. (ET), Extendicare REIT will hold a conference call to discuss its results for the fourth quarter ended December 31, 2006. The call will be webcast live, and archived, in the investor information section of Extendicare REIT’s website at www.extendicare.com. Alternatively, the call in number is 1-866-898-9626 or 416-340-2216. For those unable to listen to the call live, a taped rebroadcast will be available until midnight on March 9, 2007. To access the rebroadcast, dial 1-800-408-3053 or 416-695-5800, conference ID number 3212074. Also, a supplemental information package containing historical annual and quarterly financial results and operating statistics can be found on the website under Investor Information/Investor Documents/Supplemental Information.

Certain comparative figures have been revised for the adoption of the accounting policy for conditional asset retirement obligations, and certain items have been reclassified for discontinued operations identified in 2006.

Non-GAAP Measures
Extendicare REIT assesses and measures operating results and financial position based on performance measures referred to as “EBITDA”, “continuing health care operations before undernoted”, “Distributable Income”, “Funds from Operations”, “Adjusted Funds from Operations” and “Adjusted Gross Book Value”. These are not measures recognized under GAAP and do not have standardized meanings prescribed by GAAP. These non-GAAP measures are presented in this document because either: (i) management believes that they are a relevant measure of the ability of the REIT to make cash distributions; or (ii) certain ongoing rights and obligations of the REIT may be calculated using these measures. Such non-GAAP measures may differ from similar computations as reported by other issuers and, accordingly, may not be comparable to similar titled measures as reported by such issuers. They are not intended to replace earnings (loss) from operations, net earnings (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

References to “EBITDA” in this document are to earnings from continuing operations before interest, income taxes, depreciation, amortization, and accretion. In this calculation, the REIT has excluded the line items “loss (gain) on derivative financial instruments” and “loss (gain) from restructuring charges, asset disposals and other items”. These line items are reported separately because they relate to the change in the fair value of, or gains and losses on termination of, interest rate lock, interest rate cap and foreign currency contracts, as well as gains or losses on the disposal or impairment of assets, provisions for restructuring charges, and the write-off of unamortized financing costs on early retirement of debt. These items are reported separately and excluded from EBITDA, because they are transitional in nature and would otherwise distort historical trends. Management believes that certain lenders, investors and analysts use EBITDA to measure a company’s ability to service debt and meet other payment obligations, and as a common valuation measurement in the long-term care industry. For example, certain of EHSI’s debt covenants use EBITDA in their calculations. EBITDA is presented by the REIT on a consistent basis from period to period, thereby allowing for consistent comparability of its operating performance.

In addition, significant income tax items that did not relate to income earned in the current period are reported separately and have been identified as “taxes associated with reorganization”. In the second quarter of 2006, an income tax provision was recorded with respect to the Reorganization and related primarily to withholding taxes on the cumulative undistributed share of earnings of EHSI.

The above line items are calculated on an after-tax basis as a means of deriving the remaining earnings from health care operations and related diluted earnings per unit/share, the results of which are referred to as “continuing health care operations before undernoted”. This is a measure commonly used by the REIT and its investors as a means of assessing the performance of the core operations in comparison to prior periods.

Distributable Income, or DI, is defined by Extendicare REIT’s Deed of Trust as net earnings (loss) of the REIT, on a consolidated basis, as determined in accordance with GAAP, subject to certain adjustments as set out in the REIT’s Deed of Trust. Funds from Operations, or FFO, is defined as net earnings (loss) of the REIT adjusted for non-cash items and other items not representative of the REIT’s operating performance. Adjusted Funds from Operations, or AFFO, is defined as Distributable Income further reduced by maintenance (non-growth) capital expenditures not already reflected in the calculation of Distributable Income. Adjusted Gross Book Value is defined in the REIT’s Deed of Trust, and in general is determined by taking total reported assets at a period in time, adding back accumulated depreciation and amortization and making a one-time adjustment for incremental value of the assets at the effective date of the Arrangement, which adjustment approximates $675.0 million.

Forward-looking Statements
Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in the REIT’s (or Extendicare Inc. pre-reorganization) filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the REIT’s and its subsidiaries’ compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the REIT or its subsidiaries; the ability to maintain and increase census levels; changes in foreign currency translation; the ability to attract and retain qualified personnel; the availability and terms of capital to fund capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the REIT’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the REIT assumes no obligation to update any forward-looking statement.

For further information, contact:

Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com

EXTENDICARE REIT
Condensed Consolidated Earnings (Loss)

(thousands of Canadian dollars except per share amounts)	Three months ended December 31		Twelve months ended December 31
	2006	2005	2006	2005
Revenue		(revised)		(revised)
Nursing and assisted living centres
United States	300,088	277,571	1,149,593	1,160,576
Canada	103,536	100,768	399,222	382,377
Outpatient therapy - U.S.	3,359	3,222	12,384	13,644
Home health - Canada	37,628	33,934	141,104	128,144
Other	11,131	9,587	43,169	38,955
	455,742	425,082	1,745,472	1,723,696
Operating and administrative costs	401,501	376,402	1,541,145	1,499,307
Lease costs	3,470	3,473	13,745	14,598

EBITDA (1)	50,771	45,207	190,582	209,791
Depreciation and amortization	12,518	11,779	48,764	48,757
Accretion expense	318	329	1,277	1,347
Interest, net	13,718	12,244	57,465	50,849
Loss (gain) on derivative financial instruments	10,332	(351)	26,497	2,248
Loss (gain) from restructuring charges, asset disposals and other items	76,951	(2,201)	95,434	(14,602)
Earnings (loss) from continuing health care operations before income taxes	(63,066)	23,407	(38,855)	121,192
Income taxes
Current	(11,468)	6,122	3,455	40,686
Future (reduction)	797	(3,134)	(10,134)	(1,005)
Associated with reorganization	-	-	15,570	-
	(10,671)	2,988	8,891	39,681

Earnings (loss) from continuing health care operations	(52,395)	20,419	(47,746)	81,511
Share of equity accounted earnings	1,528	875	5,220	3,928
Earnings (loss) from continuing operations	(50,867)	21,294	(42,526)	85,439
Discontinued operations, net of income taxes	2,123	1,207	6,798	8,756
Net earnings (loss)	(48,744)	22,501	(35,728)	94,195
Earnings (Loss) per Unit/Subordinate Voting Share ($)
Basic
Earnings (loss) from continuing operations	(0.74)	0.31	(0.63)	1.25
Net earnings (loss)	(0.71)	0.33	(0.53)	1.38
Diluted
Earnings (loss) from continuing operations	(0.74)	0.31	(0.63)	1.24
Net earnings (loss)	(0.71)	0.33	(0.53)	1.36
Earnings per Multiple Voting Share ($)
Basic
Earnings from continuing operations	-	0.28	-	1.15
Net earnings	-	0.30	-	1.28
Diluted
Earnings from continuing operations	-	0.28	-	1.14
Net earnings	-	0.30	-	1.26
(1) Refer to discussion of non-GAAP measures.

EXTENDICARE REIT
Condensed Consolidated Cash Flows

(thousands of Canadian dollars)	Three months ended December 31		Twelve months ended December 31
	2006	2005	2006	2005
Cash provided by (used in) operations		(revised)		(revised)
Net earnings (loss)	(48,744)	22,501	(35,728)	94,195
Adjustments for:
Depreciation and amortization	14,841	16,729	65,414	68,297
Provision for self-insured liabilities	1,441	(828)	10,261	9,866
Payments for self-insured liabilities	(5,020)	(6,511)	(17,593)	(20,675)
Future income taxes	(13,195)	3,875	(11,200)	4,257
Loss (gain) on derivative financial instruments	10,332	(351)	26,497	2,248
Loss (gain) from restructuring charges, asset disposals and other items	76,951	(2,201)	95,434	(14,602)
Loss from restructuring charges, asset impairment, disposals and other items from discontinued operations	733	4,548	10,812	9,547
Undistributed share of earnings from equity investments	(1,528)	(875)	(5,220)	(3,928)
Other	1,066	(243)	1,991	298
	36,877	36,644	140,668	149,503
Net change in operating assets and liabilities
Accounts receivable	97	4,913	(40,463)	(18,170)
Inventories, supplies and prepaid expenses	(111)	3,963	(4,080)	(1,684)
Accounts payable and accrued liabilities	(1,895)	13,508	38,040	17,282
Income taxes	4,985	(11,942)	(5,381)	(10,754)

	39,953	47,086	128,784	136,177
Cash provided by (used in) investment activities
Property and equipment	(20,797)	(24,435)	(76,601)	(81,212)
Acquisitions, net of cash acquired	(10,371)	(9,212)	(50,213)	(190,527)
Net proceeds from dispositions	907	1,347	2,851	12,522
Other assets	882	5,397	9,869	19,817
	(29,379)	(26,903)	(114,094)	(239,400)
Cash provided by (used in) financing activities
Issue (repayment) on line of credit	(71,354)	-	-	1,204
Repayment of long-term debt	(412,416)	(28,013)	(419,860)	(101,406)
Issue of long-term debt	568,600	-	568,600	103,544
Increase in investments held for self-insured liabilities	(5,675)	(10,324)	(2,447)	(1,898)
Purchase of shares for cancellation	(20,015)	(15,426)	(20,391)	(27,143)
Dividends paid	(3,326)	(3,310)	(13,196)	(10,108)
Cash distributed with ALC	(40,687)	-	(40,687)	-
Income tax paid on the distribution of ALC	(7,007)	-	(7,007)	-
Transaction costs of reorganization	(1,019)	-	(25,561)	-
Financial costs	(41,748)	(77)	(62,953)	(1,387)
Other	9,420	(4,812)	14,068	6,575
	(25,227)	(61,962)	(9,434)	(30,619)
Foreign exchange gain on cash held in foreign currency	433	1,092	192	258
Increase (decrease) in cash and cash equivalents	(14,220)	(40,687)	5,448	(133,584)
Cash and cash equivalents at beginning of period	42,277	63,296	22,609	156,193

Cash and cash equivalents at end of period	28,057	22,609	28,057	22,609

EXTENDICARE REIT
Condensed Consolidated Balance Sheets

	December 31
(thousands of Canadian dollars)	2006	2005
Assets		(revised)
Current assets
Cash and short-term investments	28,057	38,255
Marketable securities (market value $6,655)	-	6,460
Accounts receivable	204,741	170,649
Income taxes recoverable	-	11,711
Future income tax assets	25,183	24,437
Inventories, supplies and prepaid expenses	20,048	22,620
	278,029	274,132
Property and equipment	729,274	1,111,108
Goodwill and other intangible assets	80,648	99,451
Other assets	149,449	143,327
	1,237,400	1,628,018
Equity accounted investments	77,782	72,445
	1,315,182	1,700,463
Liabilities and Unitholders’ (Deficiency)/Shareholders’ Equity
Current liabilities
Outstanding cheques in excess of bank balance	-	15,646
Accounts payable	52,583	38,394
Accrued liabilities	207,836	206,079
Accrual for self-insured liabilities	20,395	22,679
Current maturities of long-term debt	13,423	21,151
Income taxes payable	95,558	-
	389,795	303,949
Accrual for self-insured liabilities	39,386	43,986
Long-term debt	837,757	775,243
Other long-term liabilities	59,312	66,612
Future income tax liabilities	12,586	24,137
	1,338,836	1,213,927
Share capital and contributed surplus	-	308,891
REIT Units	262,617	-
Exchangeable LP Units	48,931	-
Retained earnings (deficit)	(336,619)	202,017
Foreign currency translation adjustment account	1,417	(24,372)
	1,315,182	1,700,463

Closing US/Cdn. dollar exchange rate	1.1654	1.1630

EXTENDICARE REIT
Financial and Operating Statistics

(dollar amounts in Canadian dollars, unless otherwise noted)	Three months ended December 31		Twelve months ended December 31
	2006	2005	2006	2005
Revenue (millions)
United States (US dollars)	$274.5	$245.7	$1,055.9	$994.3
United States	$312.5	$288.4	$1,197.5	$1,204.7
Canada	143.3	136.7	548.0	519.0
	$455.7 (1)	$425.1	$1,745.5	$1,723.7
EBITDA (millions)
United States (US dollars)	$33.8	$28.4	$127.8	$133.9
United States	$38.5	$33.1	$144.9	$162.3
Canada	12.3	12.1	45.7	47.5
	$50.8	$45.2	$190.6	$209.8
Health Care Earnings (Loss) from Continuing Operations (millions)
United States (US dollars)	$(8.9)	$10.5	$(4.6)	$51.9
United States	$(9.8)	$12.3	$(5.4)	$62.7
Canada	(42.5)	8.1	(42.3)	18.9
	$(52.3)	$20.4	$(47.7)	$81.5(1)
Health Care Net Earnings (Loss) (millions)
United States (US dollars)	$(7.0)	$11.5	$1.3	$59.1
United States	$(7.8)	$13.5	$1.4	$71.4
Canada	(42.5)	8.1	(42.3)	18.9
	$(50.3)	$21.6	$(40.9)	$90.3
Components of Diluted Earnings (Loss) per Unit/Share (prior to Subordinate Voting Share preferential dividend)
Health care operations before undernoted and after preferred share dividends	$0.24	$0.26	$0.83	$1.04
Gain (loss) on derivative financial instruments	(0.09)	-	(0.23)	(0.02)
Gain (loss) from restructuring charges, asset disposals and other items	(0.91)	0.03	(1.08)	0.14
Taxes associated with reorganization	-	-	(0.23)	-
Share of equity accounted earnings	0.02	0.01	0.08	0.05
Earnings (loss) from continuing operations	(0.74)	0.30	(0.63)	1.21
Discontinued operations, net of income taxes	0.03	0.02	0.10	0.13
Net earnings (loss)	$(0.71)	$0.32	$(0.53)	$1.34
Diluted Earnings (Loss) per Unit/Share from Continuing Operations
Unit/Subordinate Voting Share	$(0.74)	$0.31	$(0.63)	$1.24
Multiple Voting Share	-	$0.28	-	$1.14
U.S. Nursing Centre Statistics
Percent of Revenue by Payor Source (same-facility basis)
Medicare	35.5%	34.7%	35.2%	33.7%
Private/other	16.1	15.6	16.1	15.0
Medicaid	48.4	49.7	48.7	51.3
Average Daily Census by Payor Source (same-facility basis)
Medicare	2,248	2,205	2,255	2,318
Private/other	1,890	1,983	1,915	1,969
Medicaid	8,325	8,467	8,333	8,413
	12,463	12,655	12,503	12,700
Average Revenue per Resident Day by Payor Source (excluding prior period settlement adjustments) (US dollars)
Medicare (Part A and B)	$421.55	$396.07	$407.36	$379.23
Private/other	226.86	198.50	221.02	197.69
Medicaid	157.30	148.73	154.05	148.34
Medicare Part A only	382.61	362.67	371.95	347.27
U.S. Average Occupancy (excluding managed facilities) (same-facility basis)
Nursing facilities	90.9%	92.7%	91.5%	92.9%
Assisted living facilities	81.4	82.6	78.4	85.3
Combined U.S. nursing and assisted living facilities	90.7	92.5	91.2	92.8
Canadian facilities average occupancy (same-facility basis)	98.1	98.1	98.1	97.8
Extendicare total average occupancy (same-facility basis)	93.3	94.4	93.6	94.5
Average US/Cdn. dollar exchange rate	1.1386	1.1748	1.1341	1.2116
(1) Does not add due to rounding.

EXTENDICARE REIT
Supplemental Information

Reconciliation of Net Loss to Funds from Operations, Distributable Income and Adjusted Funds from Operations (1)
(thousands of dollars, except unit amounts)	2006	Per Diluted Unit
Net loss	(35,728)
Adjustments for continuing operations:
Depreciation and amortization of buildings, improvements and related intangibles (2)	34,338
Accretion expense	1,277
Amortization of deferred financing costs	2,628
Loss on derivative financial instruments	26,497
Loss from restructuring charges, asset disposals and other items	95,434
Current tax recovery on loss from restructuring charges, derivatives, asset disposals and other items	(13,613)
Future income taxes	(10,134)
Share of undistributed equity accounted earnings	(5,220)
Adjustments for discontinued operations:
Earnings of ALC before depreciation, amortization and accretion, net of current tax	(35,992)
Depreciation and amortization	16,650
Accretion expense	92
Loss from restructuring charges, asset impairment, disposals and other items	10,812
Current tax recovery on loss from restructuring charges, asset impairment, disposals and other items	(961)
Future income taxes	(1,066)
Funds from operations, before working capital changes	85,014	1.23
Principal portion of government capital funding payments	1,929
Distributable income	86,943	1.26
Additional maintenance capital expenditures (3)	(17,823)
Adjusted funds from operations	69,120	1.00
Diluted weighted average number of units/shares (thousands)		68,955

Reconciliation of Cash Provided by Operations to Distributable Income and Adjusted Funds from Operations (1)
(thousands of dollars)	2006
Cash provided by operations	128,784
Adjustments for distributable income:
Net change in operating assets and liabilities	11,884
Earnings of ALC, after adjustments for non-cash items, net of current income taxes	(34,220)
Current tax recovery on loss from restructuring charges, asset impairment, disposals and other items	(14,574)
Net provisions and payments for self-insured liabilities	7,332
Depreciation on furniture, fixtures, equipment and computers	(14,426)
Other	234
Principal portion of government capital funding payments	1,929
Distributable income	86,943
Additional maintenance capital expenditures	(17,823)
Adjusted funds from operations	69,120

Components of Property and Equipment Expenditures
(thousands of dollars)	2006	2005
Components of REIT operations
Growth expenditures	28,398	13,712
Sprinkler project (voluntary installation in older homes)	1,125	8,388
Facility maintenance	32,249	32,592
	61,772	54,692
Portion related to ALC operations distributed	14,829	26,520
Consolidated reported	76,601	81,212
1.
“Funds from operations”, “distributable income” and “adjusted funds from operations” are not recognized measures under GAAP and do not have a standardized meaning prescribed by GAAP. Refer to discussion of non-GAAP measures.

2.	Represents depreciation and amortization from continuing operations of $48,764, less portion related to furniture, fixtures, equipment and computers of $14,426.
3.	Represents total facility maintenance capital expenditures of $32,249, less portion related to furniture, fixtures, equipment and computers of $14,426.